# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FINANCE OF AMERICA COMPANIES INC., CIK 0001828937
CUSIP: 31738L206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5830 GRANITE PARKWAY, SUITE 400, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 08/04/2025
Filed by CIK 0001484870
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Lauren M. Colasacco, P.C, Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 390-4583; Joshua N. Korff, P.C., Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4943

## Reporting persons
- BTO Urban Holdings L.L.C. (CIK 0001854686): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the Securities and Exchange Commission ("SEC") on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - NQ L.P. (CIK 0001853360): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund II - NQ L.P. (CIK 0001853358): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P. (CIK 0001853357): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - I - NQ L.P. (CIK 0001853356): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - S - NQ L.P. (CIK 0001853354): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - C - NQ L.P. (CIK 0001853353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - L - NQ L.P. (CIK 0001853352): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - O - NQ L.P. (CIK 0001853350): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - N - NQ L.P. (CIK 0001853349): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - U - NQ L.L.C. (CIK 0001853348): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund II - C - NQ L.P. (CIK 0001853347): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - T - NQ L.P. (CIK 0001853346): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTAS NQ Holdings L.L.C. (CIK 0001770693): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. (CIK 0001853342): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTAS Associates - NQ L.L.C. (CIK 0001770701): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Family GP L.L.C. (CIK 0001404964): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (35.2% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTO Urban Holdings II L.P. (CIK 0001853533): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,416,252; shared voting power 0; sole dispositive power 2,416,252; shared dispositive power 0; aggregate amount beneficially owned 2,416,252 (21.8% of the class)
  Comment: The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025.
- Blackstone Tactical Opportunities Associates - NQ L.L.C. (CIK 0001844883): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 7,997,884; shared voting power 0; sole dispositive power 7,997,884; shared dispositive power 0; aggregate amount beneficially owned 7,997,884 (50.4% of the class)
  Comment: The reported securities represent 7,997,884 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTOA - NQ L.L.C. (CIK 0001844866): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 7,997,884; shared voting power 0; sole dispositive power 7,997,884; shared dispositive power 0; aggregate amount beneficially owned 7,997,884 (50.4% of the class)
  Comment: The reported securities represent 7,997,884 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P. (CIK 0001853361): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 31,933; shared voting power 0; sole dispositive power 31,933; shared dispositive power 0; aggregate amount beneficially owned 31,933 (0.3% of the class)
  Comment: The reported securities represent 31,933 shares of Class A Common Stock, of which 27,611 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 27,611 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTO-NQ Side-by-Side GP L.L.C. (CIK 0001853625): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 31,933; shared voting power 0; sole dispositive power 31,933; shared dispositive power 0; aggregate amount beneficially owned 31,933 (0.3% of the class)
  Comment: The reported securities represent 31,933 shares of Class A Common Stock, of which 27,611 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 27,611 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Holdings II L.P. (CIK 0001484870): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (50.5% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Holdings I/II GP L.L.C. (CIK 0001464695): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (50.5% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Inc. (CIK 0001393818): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (50.5% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Group Management L.L.C. (CIK 0001404071): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (50.5% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Stephen A. Schwarzman (CIK 0001070844): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (50.5% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 11,059,266 shares of Class A Common Stock outstanding as of May 16, 2025, as reported on the Issuer's 10-Q/A filed with the SEC on May 23, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: FINANCE OF AMERICA COMPANIES INC.
Address of issuer's principal executive offices: 5830 GRANITE PARKWAY, SUITE 400, PLANO, Texas (TX), 75024
Comment: This Amendment No. 8 ("Amendment No. 8") to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Finance of America Companies Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on August 26, 2021, as amended by the Amendment No. 1 to the Schedule 13D filed on October 1, 2021, as amended by Amendment No. 2 to the Schedule 13D filed on April 5, 2022, as amended by Amendment No. 3 to the Schedule 13D filed on August 10, 2022, as amended by Amendment No. 4 to the Schedule 13D, filed on December 7, 2022, as amended by Amendment No. 5 to the Schedule 13D, filed on April 4, 2023 as amended by Amendment No. 6 to the Schedule 13D, filed on April 3, 2024, and as amended by Amendment No. 7 to the Schedule 13D, filed on July 26, 2024 (as so amended, the "Schedule 13D"). Except as specifically amended by this Amendment No. 8, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

On August 4, 2025, the Issuer entered into a Repurchase Agreement with FoA, Blackstone Tactical Opportunities Associates - NQ L.L.C., BTO Urban Holdings L.L.C., Blackstone Family Tactical Opportunities Investment Partnership - NQ ESC L.P. and BTO Urban Holdings II L.P. (collectively, the "Blackstone Repurchase Investors"). Pursuant to the Repurchase Agreement, on the terms and subject to the conditions set forth therein, the Issuer will purchase (the "Repurchase") all of the Blackstone Repurchase Investors' shares of Class A Common Stock, Class B Common Stock, FoA Units and rights to receive shares of Earnout Rights (together with such shares of Class A Common Stock, Class B Common Stock, and FoA Units, the "Sold Equity") pursuant to Section 3.04 of the Transaction Agreement, dated as of October 12, 2020, by and among Replay, FoA, the Issuer, RPLY Merger Sub LLC, Blocker Merger Sub and the other parties thereto. The closing of the Repurchase is subject to, among other customary conditions, the receipt of a solvency opinion and, absent the Issuer's prior written consent, may not occur prior to the date that is 105 days after the entry into the Repurchase Agreement.

The Repurchase Agreement includes certain limitations on the Issuer's and its subsidiaries' ability to use cash during the pendency of the Repurchase Agreement. The Repurchase Agreement also contains certain termination rights for the Issuer and the Blackstone Repurchase Investors, including the right of the Blackstone Repurchase Investors to terminate the Repurchase Agreement if the Repurchase has not been consummated prior to December 6, 2025, and the right of the Issuer to terminate the Repurchase Agreement if the Repurchase has not been consummated prior to February 28, 2026. In addition, if the Repurchase has not been consummated prior to December 6, 2025, the Blackstone Repurchase Investors will have the right to transfer its Sold Equity to third parties, and any Sold Equity so transferred will reduce the amount repurchased by the Issuer under the Repurchase Agreement.

The foregoing is a summary of the material terms of, and is qualified by, the Repurchase Agreement, which is attached hereto as Exhibit K and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

BTO Urban Holdings L.L.C. holds 594,246 Earnout Rights, Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P. holds 3,410 Earnout Rights, BTO Urban Holdings II L.P. holds 223,804 Earnout Rights and Blackstone Tactical Opportunities Associates - NQ L.L.C. holds 36,300 Earnout Rights.

BTO Urban Holdings L.L.C. is owned by the Blackstone Tactical Opportunities Funds, BTAS NQ Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.

Blackstone Tactical Opportunities Associates - NQ L.L.C. is the general partner of each of the Blackstone Tactical Opportunities Funds and BTO Urban Holdings II L.P. The sole member of Blackstone Tactical Opportunities Associates - NQ L.L.C. is BTOA - NQ L.L.C. The managing member of BTOA - NQ L.L.C. is Blackstone Holdings II L.P. The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates - NQ L.L.C. The managing member of BTAS Associates - NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. is Blackstone Family GP L.L.C. Blackstone Family GP L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Mr. Schwarzman.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P. is BTO-NQ Side-by-Side GP L.L.C. The sole member of BTO-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

The Reporting Persons and Brian Libman and his affiliates may be deemed to be members of a group for purposes of Section 13(d) of the Exchange Act. Mr. Libman and his affiliates file a separate Schedule 13D and amendments thereto to report the Class A Common Stock that they may be deemed to beneficially own. Collectively, the Reporting Persons and Mr. Libman and his affiliates may be deemed to beneficially own in the aggregate 17,321,176 shares of Class A Common Stock, representing 72.0% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

None of the Reporting Persons, to the best knowledge of the Reporting Persons, has effected any transactions in Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 8 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit K Repurchase Agreement, dated August 4, 2025, by and among the Issuer, FoA, and Blackstone Repurchase Investors (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Finance of America Companies Inc. on August 4, 2025).

Exhibit L Signature Page, dated August 5, 2025.

## Signatures
- BTO Urban Holdings L.L.C.: /s/ Christopher J. James, /s/ Christopher J. James / Authorized Signatory (08/05/2025)
- Blackstone Tactical Opportunities Fund - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund II - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - I - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - S - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - C - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - L - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - O - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - N - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - U - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund II - C - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Fund - T - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- BTAS NQ Holdings L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary, See Exhibit L (08/05/2025)
- Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary, See Exhibit L (08/05/2025)
- BTAS Associates - NQ L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary, See Exhibit L (08/05/2025)
- Blackstone Family GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (08/05/2025)
- BTO Urban Holdings II L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- Blackstone Tactical Opportunities Associates - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- BTOA - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory (08/05/2025)
- Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit L (08/05/2025)
- BTO-NQ Side-by-Side GP L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory (08/05/2025)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary, See Exhibit L (08/05/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (08/05/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (08/05/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (08/05/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (08/05/2025)